EXHIBIT 11

The following table sets forth the computation of basic and diluted earnings per share:

	Three months ended March 31,

	2002	2001

Numerator:
Net (loss)	(507,934)	(1,425,001)
Dividends on Series A preferred stock	(763)	(763)
Dividends on Series B preferred stock	(50,597)	(51,781)

Numerator for basic and diluted earnings (loss) per share-income (loss) available to common shareholders	(559,294)	(1,477,545)

Denominator:
Denominator for basic earnings (loss) per share- weighted average shares outstanding	10,061,777	8,979,909
Effect of dilutive securities Warrants	—	—

Dilutive potential common shares denominator for diluted earnings (loss) per share adjusted weighted-average shares and assumed conversion	10,061,777	8,979,909

Basic earnings (loss) per share	(0.06)	(0.16)

Diluted earnings (loss) per share	(0.06)	(0.16)